

OFFERING MEMORANDUM

facilitated by



Cooks & Farmers

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Cooks & Farmers
State of Organization	NY
Date of Formation	07/20/2019
Entity Type	Limited Liability Company
Street Address	184 MacDonough St, Brooklyn NY, 11226
Website Address	CooksandFarmers.com

(B) Directors and Officers of the Company

Key Person		Michael Arrington
Position with the Company	Title	Owner/Head Chef
	First Year	2020
Other business experience (last three years)		**Consultant/Executive Chef** (*Basil NY Kosher Pizza, Brooklyn, NY, 2016 - 2019*) **Executive Chef** (*Mominette, Brooklyn, NY, 2012 - 2016*)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Michael Arrington	100%

(D) The Company's Business and Business Plan

What is the most important question to a chef? Would it surprise you if that question was as simple as "What If I?" Everything starts with those 3 very powerful words. And end with "How Does it Taste?" The question what if I is not a question asked only by chefs but every creative venture starts with that Simple yet powerful question.

When I envisioned my first restaurant Cooks & Farmers I asked What If I and Does a 80 dollar spoon make home made Ice Cream taste Better? Cooks & Farmers is the embodiment and manifestation all 3 of the stated. The questions were then transformed into a 12 seat South American Izakaya Nano Brewpub that will be located in Brooklyn NY. Opening in early Spring 2020

the opportunity

By investing in Cooks & Farmers your investing in a wood fueled, South American Izakaya Nano Brewpub/Restaurant that is community contuse and 100% committed to being locally sourced and seasonal. In essence the Cooks & Farmers concept has never been done in the Beer or Izakaya space even on a global scale. Your investment will build this unique restaurant concept.

- Proven Demand - As the Chef - Owner of Cooks & Farmers I've identified and established a loyal customer base through out Brooklyn NY. My most notable experience was in Bushwick Brooklyn NY. When I was the Executive Chef of Mominette 221 Knickerbocker ave. Where I was noticed by the Michelin organization... I've added a link at the bottom.
- Competitive Advantage - Cooks & Farmers will be the only all wood fueled South American Izakaya Nano Brewpub/Restaurant in Brooklyn NY. And on a global scale. I've conducted extensive searches to see if their was any thing like Cooks & Farmers and I could not find a match.
- Experienced Founder - As the founder of Cooks & Farmers, I have spent over 27 in the restaurant industry. My work experience ranges from fast casual to fine dining. I've worked many different types of cuisines kosher, South African, Asian, Asian Fusion, as well Peruvian at llama Inn. But the bulk of my career has been in Asian cuisine. Mostly as Chef/Consultant where I would assume the the Executive Chef roll and implement my proven P.O.C. Proof of Concept. This was done in three phases the first is Lowering Cost zeroing waist Menu Developing, The second phase is staff training developing a mission statement that the staff believes in and is happy to work within those parameters. The third is work to exceed expectations and make small adjustment to the business model if needed through the life of the business to stay competitive and profitable. This experience is will help me greatly with controlling the business side of ownership of a restaurant as a Chef/ Owner.

Key performance indicators

- Average Monthly Revenue: [$68,520]
- Sales per Square Foot: [$137.04]

from the founder

> As the Chef Owner I'm very excited that my restaurant concept will bring us together.. To launch Cooks & Farmers next chapter needs the communities of Bedford-Stuyvesant and Bushwick you are my core support, your support is important when I planed to launch the most simple yet innovative limited seat concept to grace Brooklyn. Delicious wood grill locally sourced produce from the tri-state farming community. NY, Nj, Penn. Fish and Shell from East coast waters. Cooks & Farmers will exceed all expectation at the same time showing clear signs that a $80.00 spoon does not make anything taste better.

Michael Arrington

Our Story

Cooks & Farmers began as questions I asked myself. What If I?... build a restaurant that will be Michelin awarded with a cool ass Hip Hop vibe where the only things that truly matter is what is on the plate and in the cup constantly tasting delicious with great service. Built in Brooklyn with the perspective of a Brooklynite Chef. This concept had to be 100% seasonal and 95% local using the tri-state farming community, NY, NJ, and PENN. The menu's focus in is 90% South American meaning Mexico and Peru with hints of African, Japanese, and Indigenous American cuisines.

Cooks & Farmers is committed to only using sustainable line caught fish from east coast waters. And after establishing these parameters live fire cooking with hard American woods like Hickory, Apple, Pecan made the most sense in developing the Cooks and Farmers unique Izakaya flavor Profile. which I'm convinced will make Cooks & Farmers Stand out from every tradition Japanese Izakaya restaurant.

By producing my own craft beers and hard ciders on a nano brew system (Less than 1 BBL - Barrel) it will give me greater flexibility by brewing only for the current seasonal menu and paring those ingredients with the beers or infusing menu components in the beers. Where Cooks & Farmers will stand out in this space is we will be registered as a NYS Farm Brewery with the official NYS Seal on the can or bottle if I choose to distribute in the future. 95% of the beer making ingredients will come from only NY farmers the same applies to the cider ingredients. With the beer and cider parameters set I'm confident I've developed the right business model for a nano brewpub to have success and producing my own craft beers and ciders was the last component I needed to create what is the most unique Izakaya restaurant.

The final step was to bring everything together is a simple philosophy that keep every employee on the same page with the same mindset that achieve our goal of consistent greatness in what we do. The Cooks and Farmers philosophy is; If You Truly Want Greatness It Is Not Most Important To Be The First To Do Something. But Rather Be The First To It Brilliantly And Consistently...

This is Cooks & Farmers.

In the press

- https://bushwickdaily.com/bushwick/categories/restaurants/1749-bushwick-cuisine-michelin-approved (Bushwick Daily)

(E) Number of Employees

The Company currently has 1 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$80,000
Offering Deadline	March 11th, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Buildout	$24,200	$44,000
Equipment	$31,000	$33,000
Operating Capital	$20,000	$23,580
Mainvest Compensation	$4,800	$6,420
TOTAL	$80,000	$107,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 4.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.69%

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[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$80,000	3.0%
$86,750	3.2%
$93,500	3.5%
$100,250	3.8%
$107,000	4.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Michael Arrington	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No operating history

Cooks & Farmers was established in July, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Cooks & Farmers Pro-Forma Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$822,000	$1,644,000	$1,890,600	$2,174,190	$2,500,319
Cost of goods sold	$400,000	$420,000	$453,600	$508,032	$568,996
Gross profit	**$422,000**	**$1,224,000**	**$1,437,000**	**$1,666,158**	**$1,931,323**
Expenses					
Rent	$50,000	$52,500	$56,700	$63,504	$71,124
Equipment lease	$25,000	$25,000	$25,000	$25,000	$25,000
Utilities	$13,600	$14,280	$15,422	$17,273	$19,346
Insurance	$25,000	$25,625	$26,266	$26,922	$27,595
Advertising	$24,000	$25,200	$27,216	$30,482	$34,140
Legal & Professional	$10,000	$10,250	$10,506	$10,769	$11,038
Office and Admin	$12,000	$12,600	$13,608	$15,241	$17,070
Repairs & Maintenance	$10,000	$10,500	$11,340	$12,701	$14,225
Payroll	$250,000	$262,500	$283,500	$317,520	$355,622
Manager salary	$60,000	$61,500	$63,038	$64,613	$66,229
Other expense 1	$0	$0	$0	$0	$0
Other expense 2	$0	$0	$0	$0	$0
Other expense 3	$0	$0	$0	$0	$0
Other expense 4	$0	$0	$0	$0	$0
Total	**$479,600**	**$499,955**	**$532,596**	**$584,025**	**$641,389**
Operating Profit	**-$57,600**	**$724,045**	**$904,404**	**$1,082,133**	**$1,289,934**

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May

16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV,

WI, WY, B5, GU, PR, VI, 1V